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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934

CHINA ENERGY CORPORATION

(Name of Issuer) Common Stock (Title of Class of Securities) 16939M103

(CUSIP Number)
Magnum Equities Group Inc.
610-1112 West Pender Street, Vancouver, BC V6E2S1
Tel: 604-697-8899 Fax: 604-697-8898

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 1, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or
240.13d -1(g), check the following box. _____

CUSIP No.: 16939M103

1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Axim Holdings Ltd.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
N/A

6.	Citizenship or Place of Organization
Belize Number of Shares Beneficially Owned by Each reporting Person With:

7. Sole Voting Power 10,000,000
8. Shared Voting Power N/A

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9. Sole Dispositive Power 10,000,000 10. Shared Dispositive Power N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

10,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

22.22%

14. Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer.

Common Stock
China Energy Corporation (the “Issuer”)
6130 Elton Avenue, Las Vegas, NV, 89107

Item 2. Identity and Background.

This statement is filed on behalf of Axim Holdings Ltd., (“Axim”) a Belize Corporation with its principal office being located at No. 5 New Road, Belize City, Belize, Central America, and is a principal Shareholder of the Issuer. The principal business of Axim is investment management for individuals.

During the past 5 years Axim has not been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

Axim was transferred 10 million shares by 2 control group shareholders of the Issuer, each holding 5 million shares each for the purpose of raising funds pursuant to the Share Trust Agreement dated January 3, 2008. Please refer to Exhibit 10.2. Axim is beneficially owned by the same 2 control group shareholders and therefore they original shareholdings are owned indirectly through Axim.

Item 4. Purpose of Transaction.

The transfer of the 10 million shares to Axim as noted in Item 3 was made pursuant to the Trust Agreement dated December 31, 2007, signed between Pacific Projects Inc., (“PPI”) a Nevada company wholly owned by the Issuer and all the registered shareholders of Inner Mongolia Tehong Coal and Power Group Co. Ltd ( hereinafter referred to as “Coal Group”), and that of Inner Mongolia Zhunger Heat Power Co. Ltd ( hereinafter referred to as “ Heat Power”), whereby under the terms of the Trust Agreement, all the shareholders are obligated to hold their interests in Coal Group and Heat Power in (represented by their registered paid up capital contributions to date) trust for PPI, for an 8 year term, extendable for another 5 more years. Coal Group is a wholly owned subsidiary of the Issuer and Heat Power is 51% owned by Coal Group and 49% owned by the Issuer. Please refer to Exhibit 10.1.

PPI will raise adequate funding to convert Coal Group and Heat Power to Foreign Invested Enterprise (hereinafter referred to as “FIE”) eligible businesses wherein a FIE business license is issued. This new procedure was necessitated on account of change in laws in the People’s Republic of China (hereinafter

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referred to as the “PRC”) wherein all foreign companies incorporated outside the PRC having an interest in PRC domestic companies are required to purchase FIE business licenses for their wholly owned or controlled subsidiaries in the PRC.

Axim was transferred 10 million shares for the sole purpose of remitting net proceeds on the sale of such funds to PPI for the purchase of the FIE business licenses of Coal Group and Heat Power.

Item 5. Interest in Securities of the Issuer.

a)	Axim is the beneficial owner of 10 million shares of the Issuer representing 22.22% ownership based on 45 million shares outstanding as of January 14, 2008.

b)	Axim has the sole power to vote, and sole power to dispose with respect to 10 million shares of the Issuer.

c)	Axim has not effected any transactions in the common stock of the Issuer in the past sixty days.

d)	Not applicable

e)	Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Under the Share Trust Agreement, Axim was transferred 10 million shares and Georgia Pacific Inc. (“GPI”) was transferred 20,589,107 shares for the purpose of raising funds of which net funds as specified in such agreement is to be remitted to PPI for the purpose of acquiring FIE business licenses of Coal Group and Heat Power. Collectively, Axim and GPI own 68% of the total outstanding shares of the Issuer.

Item 7. Materials to be Filed as Exhibits.

EXHIBIT 10.1	Trust Agreement dated December 31, 2007*
EXHIBIT 10.2	Share Trust Agreement dated January 3, 2008*

*Incorporated by reference to the 8K filed by the Issuer with the SEC on January 14, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Axim Holdings Ltd.

By:	/s/
Name:	Yi Ding
Title:	Director
Date:	January 14, 2008